Received SEC
DEC 2 2 2009
Washington, DC 20549

[redacted]

09012787

2009
ANNUAL REPORT

1975 2010

35 Years of Quality Recreation

Pismo Coast Village, Inc.

165 South Dolliver Street, Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

TABLE OF CONTENTS

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

I'm pleased to report that we had another great year for Pismo Coast Village RV Resort. Considering the economy everywhere, we can be proud of what the Resort did. Occupancy was down 1.1%, however, gross revenue was up 5.0%. Our fiscal year financial plan, including the capital improvements, was completed within budget.

Our new storage lot on the Mesa has increased our capacity and we are now able to offer self-storage to those who have requested it. While this investment has been substantial, it will continue to provide RV storage opportunities that compliment the resort.

I hope you have seen the resort's capital projects completed this year. The pool upgrade is a tremendous improvement that now reflects the quality of the resort. Our campsite project now completes the upgrade of all 277 sites south of the entrance.

Our excellent staff continued their professional work, enabling our many guests to enjoy their stays. Our thanks to them, and also to our guests, for making the year the success it was.

Your Board and our professional management team will continue to keep Pismo Coast Village the great Resort it is and maintain its award winning position in the industry.

We can all be thankful we have a Board and an executive staff that have adjusted to the ongoing economic crises, and kept Pismo Coast Village the place that you want it to be–enjoyable and "Forever Summer." Thanks to all of them.

OFFICERS
BOARD OF DIRECTORS



JERALD PETTIBONE
President



GLENN HICKMAN
Executive Vice
President



KURT BRITTAIN
Vice President -
Secretary



JACK WILLIAMS
Vice President - Finance
Chief Financial Officer



RONALD NUNLIST
Vice President -
Operations

DIRECTORS
BOARD OF DIRECTORS


Louis Benedict


Harry Buchaklian


Rodney Enns


Douglas Eudaly


William Fischer


Norman Gould


Wayne Hardesty


R. Elaine Harris


Dennis Hearne


Terris Hughes


Garry Nelson


George Pappi, Jr.


Gary Willems

MANAGEMENT STAFF



JAY JAMISON
Chief Executive Officer/
General Manager/
Asst. Corp. Secretary

JAY JAMISON has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In March 2007, the Board changed his title to Chief Executive Officer/General Manager. He has a B. S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is a member of the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999, served as Chair until February 2009. At the National Association of RV Parks and Campground's Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, a position he held until he termed out December 2005. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and served as Board Chairman from June 2006 until July 2008; he still remains on the Board. In February 2006, Mr. Jamison was elected to serve as a commissioner on the California Travel and Tourism Commission, which markets California to potential domestic and international visitors, a position he still holds.

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He began his career with PCV in June 1984 in the Maintenance Department, and has held various positions within the company, including Reservations Supervisor and Store Supervisor. At the California Association of RV Parks and Campgrounds Annual Convention in March 2001, he was elected Board President and served two successful terms. At the 2002 National Association of RV Parks and Campground's Annual Convention, he was appointed to chair the State President's meeting. Mr. Amian served ten years on the CalARVC Board of Directors and is a Past President. He is a lifetime-designated Certified Park Operator. He served two years as Chair of the Board of Trustees of Rec Pac (a California Recreation Political Action Committee formed to help protect, preserve, and further recreation interests in California), and is currently serving a twelfth term as a trustee.



CHARLES AMIAN
Operations Manager/
Guest Services Manager

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain information included herein contains statements that may be considered forward-looking statements, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

Pismo Coast Village, Inc. operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 nights of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

The Company continues to promote and depend upon recreational vehicle camping as the primary source of revenue. The rental of campsites to the general public provides income to cover expenses, complete capital improvements, and allow shareholders up to forty-five free nights camping annually. Additional revenues come from RV storage and spotting, RV service and repair, on-site convenience store, and other ancillary activities such as laundromat, arcade, and bike rental.

The Company has been fortunate not to have significant impact due to the current economy. The RVing public actively seeks accommodations on the Central Coast despite volatile fuel prices and personal financial uncertainties. RVing offers an affordable outdoor recreational experience, and the Company provides quality facilities and services in a highly popular location. Site occupancy for fiscal year 2009 was down slightly due to weather and fifty-one sites being closed for three months due to construction. Occupancy projections look strong and equal to last year at the beginning of fiscal year 2010. Revenues from ancillary operations such as the RV service, arcade, laundromat, and bike rental, with the exception of the General Store, are flat to slightly down at year end. Management feels any significant revenue downturn is directly related to the economy, and this trend will continue well into fiscal year 2010.

RV storage continues strong demand with a waiting list in anticipation of the new RV storage property projected to open by January 1, 2010. RV storage provides numerous benefits to the customer including: no stress of towing, no need to own a tow vehicle, use of RV by multiple family members, and convenience.

After years with no debt, the Board of Directors approved expansion of the RV storage program and understood this investment would require substantial financing. Management has made it a high priority to effect timely construction and successful marketing in order to maximize return on this investment.

Ongoing investment in resort improvements has assured resort guests and shareholders a top quality, up-to-date facility. This quality and pride of ownership was evident when the National Association of RV Parks and Campgrounds Park of the Year was awarded to the resort for 2007 - 2008. In addition, in 2008 the resort was the only industry rated "A" park in California for customer satisfaction based on internet visitor surveys collected nationally by Guest Reviews. The Company's commitment to quality, value, and enjoyment, is underscored by the business's success due to word of mouth and referrals from guests. In addition, investment for online marketing, ads in the two leading national directories, and trade magazine advertising formulates most of the business marketing plan.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent conservative budget for fiscal year 2010, which projects a positive cash flow of approximately $1,137,684 from operations. This projection is based on paid site occupancy remaining even with fiscal year 2009 and receiving new storage customers at a moderate rate. While the Company projects a positive cash flow, this cannot be assured for fiscal year 2010.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

The Company has arranged a $500,000 line of credit that is currently not drawn on. Besides the financing referenced in the previous paragraph, the Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $1,257,629 in 2009, compared to $621,900 in 2008, due to increased net income, decrease in prepaid income taxes, and increase in income taxes payable.

During fiscal year 2009, cash investments of $884,275 included upgrading 51 campsites, renovating the pool facility, upgrading the switchgear for incoming electric, and road paving. During fiscal year 2008, cash investments of $3,469,043 including purchasing 19.55 acres to develop as RV storage, upgrading thirty-two RV campsites, road paving, new awnings in the resort's Square area, mini-golf upgrade, and rental bikes. As of September 30, 2009, the Company carried a debt of $4,974,088 as a result of acquiring the three RV storage properties.

With the possibility of requiring additional funds for planned capital improvements and the winter season, the Company maintains a $500,000 Line of Credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal year 2009's current ratio (current assets to current liabilities) of 1.51 increased from fiscal year 2008's current ratio of 1.14. The increase in current ratio is the result of an increase in cash and cash equivalents, increase in prepaid expenses, increase in inventory, increased current portion of long-term debt, and a decrease in rental deposits.

Working Capital increased to $665,001 at the end of fiscal year 2009, compared with $218,241 at year end fiscal year 2008. This increase is primarily a result of increased net income, cash and cash equivalents, and inventory.

CAPITAL RESOURCES AND PLANNED EXPENDITURES

The Company plans capital expenditures up to $767,000 in fiscal year 2010 to further enhance the Resort facilities and services. This would include development of a new RV storage property, road paving on the resort, Web page redesign, WiFi upgrade, and a tow vehicle. Funding for these projects is expected to be from normal operating cash flows and, if necessary, supplemented with outside financing. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

Revenue: Operating revenue, interest and other income increased over the prior fiscal year ended September 30, 2008, by $281,096, or 5.0%.

REVENUE BY SEGMENT

	2009	2008
OCCUPANCY		
% of Shareholder Site Use	23.8%	24.0%
% of Paid Site Rental	52.0%	52.6%
% Total Site Occupancy	75.8%	76.7%
% of Storage Rental	99.0%	95.1%
Average Paid Site	$45.54	$41.17
RESORT OPERATIONS		
Site Rental	$3,459,464	$3,165,027
Storage Operations	1,149,407	1,117,443
Support Operations	147,719	161,685
Total	4,756,590	4,444,155
RETAIL OPERATIONS		
Store	682,038	714,450
RV Repair/Parts Store	421,904	425,451
Total	1,103,942	1,139,901
INTEREST INCOME	14,898	10,278
OTHER INCOME	-	-
TOTAL REVENUE	$5,875,430	$5,594,334

Occupancy rates on the previous table are calculated based on the quantity occupied as compared to the total sites available for occupancy (i.e., total occupied to number of total available). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, laundromat, recreational activities, and other less significant sources.

2009 COMPARED WITH 2008

Resort operations income increased $312,435, or 7.0%, primarily due to site rental and storage activity. Site rate increases added $294,437, or 9.3%, more site revenue than the previous year. RV storage and spotting activity added $31,964, or 1.0%, over the previous year.

The increase in RV storage activity is a reflection of additional business following the Company's purchase of more storage property in 2006. Occupancy projections for site rental and RV storage continue to look strong as the local region enjoys mild weather and an ongoing positive trend of outdoor recreation and camping.

Retail operations income decreased $35,959, or 3.2%, due to a $32,412, or 4.5%, decrease in the General Store business. Additionally, the RV Service operation decreased $3,546, or 0.8%, below the previous year. Management feels this decrease in retail activity is a reflection on the current economy and resort visitors are more selective on purchases. In an effort to maximize revenue, management continues to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service.

Interest and Other Income increased $4,620, or 45.0%, above the previous year as a result of an increase in cash and cash equivalents. Reserves are maintained in preparation for capital expenditure projects to improve the Resort's facilities and services.

Operating Expenses increased $77,778, or 2.1%, as a result of labor and road repairs. Maintaining a conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Interest Expense increased from $200,844 in fiscal year 2008 to $264,511 in 2009. This 31.7% increase was due to financing the RV storage properties and reflecting a full year of financing for the property purchased in May 2008.

Income before provision for income taxes of $1,072,885, a 28.5% increase above last year, is reflective of the Company's increase in Resort Operations income, decrease in cost of goods sold, and an increase in interest income.

Net income of $592,485 for fiscal year 2009 shows an increase of $143,153, or 31.8%, above a net income of $449,332 the previous year. This increase in net income is a reflection of increased Resort Operations income.

INFLATION has not had a significant impact on our profit position. The Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS:
A number of factors, many of which are common to the lodging industry and beyond our control, could affect our business, including the following:

* increased gas prices;

* increased competition from other resorts in our market;

* increases in operating costs due to inflation, labor costs, workers' compensation and healthcare related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased rates;

* changes in interest rates and in the availability, cost and terms of debt financing;

* changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

* adverse effects of market conditions, which may diminish the desire for leisure travel; and

* adverse effects of a downturn in the leisure industry.

The leisure and travel business is seasonal and seasonal variations in revenue at our resort can be expected to cause quarterly fluctuations in our revenue.

Our revenue is generally highest in the third and fourth quarters. Quarterly revenue also may be harmed by events beyond our control, such as extreme weather conditions, terrorist attacks or alerts, contagious diseases, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter due to temporary or seasonal fluctuations in revenue, we have to rely on our short-term line of credit for operations.

In the recent past, events beyond our control, including an economic slowdown and terrorism, harmed the operating performance of the leisure industry generally, and if these or similar events occur again, our operating and financial results may be harmed by declines in average daily rates or occupancy.

Carrying our outstanding debt may harm our business and financial results by:

* requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce the amount of cash available to us for our operations and capital expenditures, future business opportunities and other purposes;

* making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

* limiting our ability to borrow more money for operations, capital expenditures or to finance acquisitions in the future; and

* requiring us to sell one or more properties, possibly on disadvantageous terms, in order to make required payments of interest and principal.

Our resort has a need for ongoing renovations and potentially significant capital expenditures in connection with improvements, and the costs of such renovations or improvements may exceed our expectations.

Occupancy and the rates we are able to charge are often affected by the maintenance and capital improvements at a resort, especially in the event that the maintenance of improvements are not completed on schedule, or if the improvements result in the closure of the General Store or a significant number of sites. The costs of capital expenditures we need to make could harm our financial condition and reduce amounts available for operations. These capital improvements may also give rise to additional risks including:

* construction cost overruns and delays;

* a possible shortage of available cash to fund capital improvements and the related possibility that financing of these expenditures may not be available to us on favorable terms;

* uncertainties as to market demand or a loss of market demand after capital improvements have begun;

* disruption in service and site availability causing reduced demand, occupancy, and rates; and

* possible environmental issues.

We rely on our executive officers, the loss of whom could significantly harm our business.

Our continued success will depend to a significant extent on the efforts and abilities of our C.E.O. and General Manager, Jay Jamison. Mr. Jamison is important to our business and strategy and to the extent that were he to depart and is not replaced with an experienced substitute, Mr. Jamison's departure could harm our operations, financial condition and operating results.

Uninsured and underinsured losses could harm our financial condition, and results of operations.

Various types of catastrophic issues, such as losses due to wars, terrorist acts, earthquakes, floods, pollution or environmental matters, generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Our resort is located on the coast of California, which has been historically at greater risk to certain acts of nature (such as severe storms, fires and earthquakes).

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost properties. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in the resort, as well as the anticipated future revenue from the resort. In that event, we might nevertheless remain obligated for any notes payable or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate the resort after it has been damaged or destroyed. Under these circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true "public market" for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $27,000 to a high selling price of $32,500, with an average selling price of $29,859. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for fiscal year 2009.

(a.) The approximate number of holders of the Company's common stock on September 30, 2009 was 1,551.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the Resort facilities.

(c.) The Company entered into an agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200-square foot building at the Resort from which she conducts sales activities in the Company's stock. The term of the initial lease was for three years commencing on January 1, 2001, and was renewed for another three-year term on January 1, 2008. Continued renewal is expected without significant impact. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty days written notice.

Effective July 30, 2007, Computershare Trust Company, N.A. ("Computershare") has served as the transfer agent and registrar for the Company. The contact information for Computershare is as follows:

For Standard U. S. Postal Mail	For Overnight/Express Delivery
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
P O Box 43070	250 Royall Street
Providence RI 02940-3070	Canton MA 02021

Telephone and Fax		Website
Toll free	1-800-962-4284	www.computershare.com
Telephone	1-303-262-0600	
Fax	1-303-262-0700	

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-K may do so, without charge, by writing to Jay Jamison, Chief Executive Officer/General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

LOUIS BENEDICT, Director. Retired.

KURT BRITTAIN, Director and Vice President - Secretary. Retired.

HARRY BUCHAKLIAN, Director. Retired.

DOUGLAS EUDALY, Director. Retired.

RODNEY ENNS, Director. Mr. Enns teaches mathematics at Mission Oak High School in Tulare, California.

WILLIAM FISCHER, Director. Retired.

NORMAN GOULD, Director. Retired. Mr. Gould has submitted his resignation to the Board effective January 15, 2010, and he is not seeking reelection at the Annual Meeting to be held January 16, 2010.

WAYNE HARDESTY, Director. Mr. Hardesty is a licensed Enrolled Agent and currently operates Hardesty Financial Services in Ontario, California.

R. ELAINE HARRIS, Director. Retired.

DENNIS HEARNE, Director. Mr. Hearne serves as chairman of the board for his family's agriculture business, L. A. Hearne Company, located in the Salinas Valley.

GLENN HICKMAN, Director and Executive Vice President. Retired.

TERRIS HUGHES, Director. Mr. Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company.

GARRY NELSON, Director. Mr. Nelson is the president and General Manager of Vintage Nurseries in Wasco, California, which specializes in grapevines and pomegranates.

RONALD NUNLIST, Director and Vice President - Operations. Retired.

GEORGE PAPPI, JR., Director. Mr. Pappi is employed as a fire claims representative for State Farm Insurance.

JERALD PETTIBONE, Director and President. Retired.

GARY WILLEMS, Director. Mr. Willems is a visual and performing arts coordinator for the Kings Canyon Unified School District.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams owns and operates a CPA practice.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and Chief Executive Officer/General Manager.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2009 and 2008, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK THORNBURGH & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
December 3, 2009

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2009 AND 2008

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,672,045	$ 1,253,540
Investment in certificate of deposit	-	93,819
Accounts receivable	21,908	43,298
Inventory	132,154	116,967
Current deferred taxes	74,100	63,400
Prepaid income taxes	-	189,800
Prepaid expenses	61,491	19,441
Total current assets	1,961,698	1,780,265
Pismo Coast Village Recreational Vehicle Resort and Related Assets - Net	13,816,035	13,227,167
Other Assets	35,844	40,236
Total Assets	$15,813,577	$15,047,668
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 180,921	$ 178,270
Accrued salaries and vacation	185,246	155,041
Rental deposits	767,488	784,152
Income taxes payable	51,000	-
Current portion of long-term debt	112,042	68,004
Total current liabilities	1,296,697	1,185,467
Long-Term Liabilities		
Long-term deferred taxes	491,100	336,200
N/P Santa Lucia Bank	4,862,046	4,954,752
Total Liabilities	6,649,843	6,476,419
Stockholders' Equity		
Common stock - no par value, 1,800 issued 1,790 shares outstanding	5,616,332	5,616,332
Retained earnings	3,547,402	2,954,917
Total stockholders' equity	9,163,734	8,571,249
Total Liabilities and Stockholders' Equity	$15,813,577	$15,047,668

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
Income		
Resort operations	$4,756,590	$4,444,155
Retail operations	1,103,942	1,139,901
Total income	5,860,532	5,584,056
Costs and Expenses		
Operating expenses	3,726,178	3,648,400
Cost of goods sold	516,449	583,912
Depreciation	294,143	294,462
Total costs and expenses	4,536,770	4,526,774
Income from operations	1,323,762	1,057,282
Other Income (Expense)		
Interest/dividend income	14,898	10,278
Interest expense	(264,511)	(200,844)
Loss on Disposal of Assets	(1,264)	(31,692)
Casualty income	-	-
Total other income (expense)	(250,877)	(222,258)
Income Before Provision for Income Taxes	1,072,885	835,024
Income Tax Expense	480,400	385,692
Net Income	592,485	449,332
Retained Earnings - Beginning of Year	2,954,917	2,754,209
Redemption of stock	-	(248,624)
Retained Earnings - End of Year	$3,547,402	$2,954,917
Net Income Per Share	$ 331.00	$ 251.02

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
Cash Flows From Operating Activities		
Net income (loss)	$ 592,485	$ 449,332
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	294,143	294,462
Deferred income tax	144,200	71,500
Loss on disposal of fixed assets	1,264	31.692
Decrease/(Increase) in accounts receivable	21,390	(8,055)
(Increase) in inventory	(15,187)	(7,681)
(Increase)/Decrease in prepaid expenses	(42,050)	4,964
Decrease/(Increase) in prepaid income taxes	189,800	(189,800)
Decrease/(Increase) in other assets	4,392	(20,260)
Increase in accounts payable and accrued liabilities	2,651	56,260
Increase/(Decrease) in accrued salaries and vacation	30,205	(2,423)
(Decrease)/Increase in rental deposits	(16,664)	21,009
Increase/(Decrease) in income taxes payable	51,000	(79,100)
Total adjustments	665,144	172,568
Net cash provided by operating activities	1,257,629	621,900
Cash Flows From Investing Activities		
Maturities of certificate of deposit	93,819	4,867
Investment in certificate of deposit	-	(93,819)
Capital expenditures	(884,275)	(3,469,043)
Net cash used in investing activities	(790,456)	(3,557,995)
Cash Flows From Financing Activities		
Redemption of stock	–	(280,000)
Borrowings on long-term debt	–	2,916,795
Principal repayments of note payable	(48,668)	(32,501)
Net cash used in financing activities	(48,668)	2,604,294
Net increase (decrease) in cash and cash equivalents	418,505	(331,801)
Cash and Cash Equivalents - Beginning of Year	1,253,540	1,585,341
Cash and Cash Equivalents - End of Year	$1,672,045	$1,253,540
Schedule of Payments of Interest and Taxes		
Cash paid for income tax	$ 170,077	$ 460,000
Cash paid for interest	$ 264,511	$ 200,844

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business
Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature with the fourth quarter, the summer, being its busiest and most profitable.

B. Inventory
Inventory has been valued at the lower of cost or market on a first-in, first-out basis. Inventory is comprised primarily of goods in the general store and parts in the RV shop.

C. Depreciation and Amortization
Depreciation of property and equipment is computed using straight line method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	3 to 31.5 years
Transportation equipment	5 to 10 years

D. Earnings Per Share
The earnings per share are based on the 1,790 shares issued and outstanding. The financial statements report only basic earnings per share, as there are no potentially dilutive shares outstanding.

E. Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk
At September 30, 2009, the Company had cash deposits in excess of the $250,000 federally insured limit with Santa Lucia Bank of $1,461,423, however, in the past the Company has used an Excess Deposit Insurance Bond which secures deposits up to $1,500,000. It has recently been stated by bank regulators that this insurance bond is not enforceable. The FDIC's Temporary Transaction Account Guarantee Program provides unlimited coverage for non-interest bearing accounts until December 31, 2009. Santa Lucia Bank is participating in the Temporary Liquidity Guarantee Program which is a requirement to obtain the non-interest bearing coverage.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

G. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

H. Revenue and Cost Recognition
The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising
The Company follows the policy of charging the costs of non-direct response advertising to expense as incurred. Advertising expense was $60,152 and $60,866 for the years ended September 30, 2009 and 2008, respectively.

J. New Accounting Pronouncements

Standards Adopted:

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity- specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. The Company has adopted the new standard beginning the first quarter of 2008. In accordance with FASB Accounting Standards Codification (ASC) effective for years ending after September 15, 2009, SFAS 157 is now FASB ASC 820.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and liabilities - Including an amendment of FASB statement No. 115". SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the "fair value option"). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. The Company has adopted the new standard beginning the first quarter of 2008. In accordance with FASB Accounting Standards Codification (ASC) effective for years ending after September 15, 2009, SFAS 159 is now FASB ASC 825.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which expands the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognized and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We may experience a financial statement impact depending on the nature and extent of any new business combinations entered into after the effective date of SFAS No. 14 (R); however, none are expected at this time. In accordance with FASB Accounting Standards Codification (ASC) effective for years ending after September 15, 2009, SFAS 141(R) is now FASB ASC 805.

In December 2007, FASB issued SFAS No. 160, which amends Accounting Research Bulletin (ARB) No. 51 and (1) establishes standards of accounting and reporting on noncontrolling interests in consolidated statements, (2) provides guidance on accounting for changes in the parent's ownership interest in a subsidiary, and (3) establishes standards of accounting of the deconsolidation of a subsidiary due to the loss of control. The amendments to ARB No. 51 made by SFAS No. 160 are effective for fiscal years (and interim period within those years) beginning on or after December 15, 2008. The Company does not expect the adoption of this statement to have an impact on its financial statements. In accordance with FASB Accounting Standards Codification (ASC) effective for years ending after September 15, 2009, SFAS 160 is now FASB ASC 810.

In January 2008, the SEC issued Staff Accounting Bulletin (SAB) No. 110, which amends SAB No. 107. In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 in which, among other matters, the Staff expressed its views regarding the valuation of share-based payment arrangements. Specifically, SAB No. 107 provided a simplified approach for estimating the expected term of a "plain vanilla" option, which is required for application of the Black-Scholes-Merton model (and other models) for valuing share options. At this time, the Staff acknowledged that, for companies choosing not to rely on their own historical option exercise data information about exercise patterns with respect to plain vanilla options granted by other companies might not be available in the near term; accordingly, in SAB No. 107, the Staff permitted use of a simplified approach for estimating the term of plain vanilla options granted on or before March 31, 2007. The information concerning exercise behavior that the Staff contemplated would be available by such date has not materialized for many companies. Thus, in SAB No. 110, the Staff continues to allow use of the simplified rule for estimating the expected term of plain vanilla options until such time as the relevant data do become widely available. The Company does not expect the effects of this bulletin to have any affect on its financial statements. In accordance with FASB Accounting Standards Codification (ASC) effective for years ending after September 15, 2009, SAB No. 110 is now FASB ASC 718.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, which changes the disclosure requirements for derivative instruments and hedging activities. Enhanced disclosures are required to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the effects of this bulletin to have any affect on its financial statements. In accordance with FASB Accounting Standards Codification (ASC) effective for years ending after September 15, 2009, SFAS 161 is now FASB ASC 815.

In April 2009, the FASB issued authoritative guidance which requires disclosures about the fair value of financial instruments for interim reporting periods as well as in annual financial statements. The adoption of this authoritative guidance did not have a material impact on our financial statements. We have expanded our disclosures accordingly. (See Note 5 to the unaudited financial statements.)

In May 2009, the FASB issued authoritative guidance, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. We implemented this guidance in fiscal 2009 and expanded our disclosures accordingly.

In June 2009, the FASB approved the FASB Accounting Standards Codification (ASC), which after its effective date of July 1, 2009 is the single source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification reorganizes all previous U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. All existing standards that were used to create the Codification are now superseded, replacing the previous references to specific Statements of Financial Accounting Standards (SFAS) with numbers used in the Codification' s structural organization. The adoption of this authoritative guidance did not have a material impact on our financial statements. We have updated our disclosures accordingly.

NOTE 2 - PISMO COAST VILLAGE RECREATIONAL VEHICLE RESORT AND RELATED ASSETS

At September 30, 2009 and 2008, property and equipment included the following:

	2009	2008
Land	$10,085,915	$ 9,994,935
Building and park improvements	9,344,007	8,612,821
Furniture, fixtures, equipment & leasehold improvements	803,373	812,969
Transportation equipment	422,938	422,938
Construction in progress	144,057	98,723
	20,800,290	19,942,386
Less: accumulated depreciation	(6,984,255)	(6,715,219)
	$13,816,035	$13,227,167

NOTE 3 - LINE OF CREDIT

The Company has a revolving line of credit for $500,000 with Santa Lucia Bank, expiring March 2010. The interest rate is variable at one percent over West Coast Prime with an initial rate of 6.00 percent at September 30, 2009. The purpose of the line of credit is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2009 or 2008.

NOTE 4 - NOTE PAYABLE

The Company secured permanent financing on the purchase of storage lot land in Arroyo Grande with Santa Lucia Bank. The loan was refinanced on April 6, 2006 and consolidated with a note for the purchase of another storage lot in Oceano, California. The total loan currently outstanding is $2,057,293 and was financed over a period of ten years at a variable interest rate currently at 5.00%. The lot in Oceano was formerly leased for $4,800 per month and was purchased for $925,000. The payments are currently $12,760 per month interest and principal. The Company also secured permanent financing on the purchase of another storage lot in Arroyo Grande with Santa Lucia Bank. The loan originated on May 8, 2008. The total loan currently outstanding is $2,916,795 and financed over a period of ten years at a variable interest rate currently at 5.5%. The payments are currently $17,723 per month interest and principal.

NOTE 4 - NOTE PAYABLE (Continued)

Principal payments of the note payable are as follows:

Year Ending September 30,	
2010	$ 112,042
2011	110,864
2012	116,138
2013	123,100
2014	129,736
Thereafter	4,382,208
	$4,974,088

NOTE 5 - FAIR VALUE MEASUREMENTS

Effective July 1, 2008, the Company adopted FASB Statement No. 157, "Fair Value Measurements" (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. FAS 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, trade receivables, and accounts payable. The fair values of cash and cash equivalents, trade receivables, and accounts payable approximate their carrying values due to the short-term nature of these instruments.

NOTE 5 - FAIR VALUE MEASUREMENTS (Continued)

Fair values of assets and liabilities measured on a recurring basis at September 30, 2008 and 2009 are as follows:

		Fair Value Measurements at Reporting Date Using:		
September 30, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Notes Payable	$4,974,088	$ -	$4,974,088	$ -
Total Liabilities	$4,974,088	$ -	$4,974,088	$ -
September 30, 2008				
Certificates of Deposit	$ 93,819	$ -	$ 93,819	$ -
Total Assets	$ 93,819	$ -	$ 93,819	$ -
Notes Payable	$5,022,766	$ -	$5,022,766	$ -
Total Liabilities	$5,022,766	$ -	$5,022,766	$ -

NOTE 6 - COMMON STOCK

Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping period.

NOTE 7 - INCOME TAXES

The provision for income taxes is as follows:

	2009	2008
Current:		
Federal	$261,000	$262,492
State	105.200	86,400
	366,200	348,892
Deferred:		
Federal	111,700	37,200
State	2,500	(400)
	$480,400	$385,692

NOTE 7 - INCOME TAXES (Continued)

The deferred tax assets (liabilities) are comprised of the following:

	2009		2008	
	Current	Long-term	Current	Long-term
Deferred tax assets:				
Federal	$ 69,300	$ -	$ 59,200	$ -
State	4,800	-	4,200	-
Deferred tax liabilities:				
Federal	-	(441,800)	-	(292,000)
State	-	(49,300)	-	(44,200)
	$ 74,100	$(491,100)	$ 63,400	$(336,200)

The deferred tax assets (liabilities) consist of the following temporary differences:

	2009	2008
Depreciation	$(491,100)	$(336,200)
Total gross deferred tax liabilities	(491,100)	(336,200)
Vacation accrual	23,200	20,400
Federal benefit of state taxes	50,900	43,000
Total gross deferred tax assets	74,100	63,400
	$(417,000)	$(272,800)

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2009	2008
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	6.6	6.8
Nondeductible variable costs of shareholder usage	4.6	5.4
Other miscellaneous adjustments	(0.4)	(0.1)
Effective Income Tax Rate	44.8%	46.1%

The Company uses the asset-liability method of computing deferred taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that if income is expected for the entire year, but there is a net loss to date, a tax benefit is recognized based on the annual effective tax rate. The Company has not recorded a valuation allowance for deferred tax assets since the benefit is expected to be realized in the following year. In accordance with FASB Accounting Standards Codification (ASC) effective for years ending after September 15, 2009, SFAS 109 is now FASB ASC 740.

The difference between the effective tax rate and the statutory tax rates is due primarily to the effects of the graduated tax rates, state taxes net of the federal tax benefit, nondeductible variable costs of shareholder usage and other adjustments.

NOTE 7 - INCOME TAXES (Continued)

ASC 740 also requires, among other things, the recognition and measurement of tax positions based on a "more likely than not" (likelihood greater than 50%) approach. As of September 30, 2009, the Company did not maintain any tax positions that did not meet the "more likely than not" threshold and, accordingly, all tax positions have been fully recorded in the provision for income taxes. It is the policy of the Company to consistently classify interest and penalties associated with income tax expense separately from the provision for income taxes. No interest or penalties associated with income taxes have been included in this calculation, or separately in the Statement of Income and Retained Earnings, and no significant increases or decreases are expected within the following twelve-month period. Although the Company does not maintain any uncertain tax positions, tax returns remain subject to examination by the Internal Revenue Service for fiscal years ending on or after September 30, 2006 and by the California Franchise Tax Board for fiscal years ending on or after September 30, 2005.

NOTE 8 - OPERATING LEASES

The Company leases two pieces of property to use as storage lots. One is leased under a seven-year agreement beginning March 1, 2008 for $4,802 based on the Consumer Price Index.

The second lot is located in Oceano, California and is leased at $2,933 per month. The lease has converted to a month-to-month lease; however, the lessor is considering a long-term renewal at this time.

The Company has a five-year lease obligation for a copier. Rental expense under this operating lease is $432 per month.

Future minimum lease payments under the second property lease and the obligation to lease equipment are as follows:

Year Ended September 30,	
2010	$ 62,808
2011	62,808
2012	61,512
2013	57,624
2014	24,010
Thereafter	–
	$268,762

Rent expense under these agreements was $94,511 and $93,815 for the years ended September 30, 2009 and 2008, respectively.

NOTE 9 - EMPLOYEE RETIREMENT PLANS

The Company is the sponsor of a 401(k) profit sharing pension plan, which covers substantially all full-time employees. Employer contributions are discretionary and are determined on an annual basis. The contribution to the pension plan, for the years ended September 30, 2009 and 2008, is $48,021 and $44,818, respectively.

NOTE 10 - OPERATING EXPENSES

Operating expenses for the years ended September 30, 2009 and 2008 consisted of the following:

	2009	2008
Administrative salaries	$ 401,003	$ 365,220
Advertising and promotion	60,152	60,866
Auto and truck expense	109,954	126,561
Bad debts	19,091	49
Contract services	67,654	70,868
Corporation expense	57,919	49,435
Custodial supplies	25,595	19,836
Direct labor	1,355,347	1,265,985
Employee travel and training	20,873	20,834
Equipment lease	5,962	5,371
Insurance	282,360	330,146
Miscellaneous	33,752	43,623
Office supplies and expense	52,878	59,046
Payroll tax expense	142,359	144,051
Payroll service	8,506	8,801
Pension plan match	48,021	44,818
Professional services	91,299	98,909
Property taxes	124,132	144,635
Recreational supplies	4,761	8,621
Rent - storage lots	94,511	93,815
Repairs and maintenance	170,490	132,458
Retail operating supplies	9,416	9,018
Security	3,924	3,700
Service charges	104,153	96,355
Taxes and licenses	7,318	10,169
Telephone	30,543	33,605
Uniforms	21,135	17,235
Utilities	373,070	384,370
Total Operating Expenses	$3,726,178	$3,648,400

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Board of Directors and
Stockholders of Pismo Coast Village, Inc.
Pismo Beach, California

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2009 and 2008 appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of income (unaudited) for the three months ended September 30, 2009 and 2008 are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and accordingly, we express no opinion on it.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK THORNBURGH & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
December 3, 2009

PISMO COAST VILLAGE, INC.
STATEMENTS OF INCOME (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	2009	2008
Income		
Resort operations	$1,537,356	$1,457,346
Retail operations	358,994	361,472
Total income	1,896,350	1,818,818
Costs and Expenses		
Operating expenses	1,113,445	1,066,800
Cost of goods sold	172,517	182,546
Depreciation	74,315	72,398
Total costs and expenses	1,360,277	1,321,744
Income from operations	536,073	497,074
Interest income	4,926	2,011
Interest expense	(66,466)	(69,731)
(Loss)/Gain on sale of fixed assets	(1,264)	(31,692)
Total other income (expense)	(62,804)	(99,412)
Income Before Provision For Income Taxes	473,269	397,662
Provision for Tax Expense	245,200	239,892
Net Income	$ 228,069	$ 157,770
Earnings Per Share	$ 127.41	$ 88.14

Notice of 2010 Annual Meeting of Shareholders and Proxy Statement

1975 — 2010

35 Years of Quality Recreation

Pismo Coast Village, Inc.

165 South Dolliver Street, Pismo Beach, CA 93449

1-888-RV-BEACH

www.pismocoastvillage.com

rv@pismocoastvillage.com

PISMO COAST VILLAGE, INC.
165 South Dolliver Street
Pismo Beach CA 93449

IMPORTANT . . . SEND IN YOUR PROXY

It is requested that you read the enclosed materials, then date, fill and sign the enclosed Proxy and return it promptly. This will save the expense of follow-up letters, telephone calls and further solicitation.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF PISMO COAST VILLAGE, INC.

NOTICE IS HEREBY GIVEN that, pursuant to the call of the Board of Directors, an Annual Meeting of Shareholders (the "Meeting") of PISMO COAST VILLAGE, INC. (the "Company") will be held at the South County Regional Center, 800 West Branch Street, Arroyo Grande, California 93420 on January 16, 2010, at 9:00 a.m. for the purpose of considering and voting on the following matters:

1. **Election of Directors**. Electing eighteen (18) persons to the Board of Directors to serve until the 2011 Annual Meeting or until their successors are elected and have qualified. The persons nominated by the Board to serve as Directors are:

Benedict, Louis	Hickman, Glenn
Brittain, Kurt	Hughes, Terris
Buchaklian, Harry	Nelson, Garry
Enns, Rodney	Nunlist, Ronald
Eudaly, Douglas	Pappi, Jr., George
Fischer, William	Pettibone, Jerald
Hardesty, Wayne	Plumley, Dwight
Harris, R. Elaine	Willems, Gary
Hearne, Dennis	Williams, Jack

2. **Selection of Auditor**. To vote upon a resolution of the Board of Directors of the Company to approve the selection of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation to serve as independent certified public accountant for the Company for fiscal year 2009 - 2010.

3. **Other Business**. To transact such other business as may properly come before the Meeting and any adjournments thereof.

The Board of Directors has fixed the close of business on December 1, 2009, as the record date for determination of shareholders entitled to notice of, and to vote at, the Meeting.

NOMINEES TO BOARD OF DIRECTORS FOR ELECTION AS DIRECTORS

At the Annual Meeting, a Board of Directors, consisting of 18 members, will be elected for the ensuing year. Each director will serve until the next meeting of shareholders and until his or her successor is elected and qualifies.

The Board of Directors has proposed 18 individuals for election as directors of the Company.

If the conditions which would allow cumulative voting are satisfied, the Board of Directors solicits discretionary authority to cumulate votes and unless authority to vote for a director is withheld on the Proxy card, the proxy holders will cast the votes represented by the Board of Directors' proxies for the nominees proposed by the Board of Directors and will not vote for any other nominees.

You are urged to vote in favor of each of the proposals by so indicating on the enclosed Proxy and by signing and returning the enclosed Proxy as promptly as possible, whether or not you plan to attend the Meeting in person. The enclosed Proxy is solicited by the Company's Board of Directors. Any shareholder giving a Proxy may revoke it prior to the time it is voted by notifying the Vice President - Secretary, in writing, to that effect, by filing with him a later dated Proxy, or by voting in person at the Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on January 16, 2010:

The Proxy Statement and Annual Report on Form 10-K are available at www.pismocoastvillage.com/history.html.

By Order of the Board of Directors,

Kurt Brittain, Vice President - Secretary

Dated: December 16, 2009
165 South Dolliver Street
Pismo Beach, California 93449
(805) 773-5649

PISMO COAST VILLAGE, INC.
165 South Dolliver Street
Pismo Beach, California 93449

PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held Saturday, January 16, 2010

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders (the "Meeting") of Pismo Coast Village, Inc. (the "Company") to be held at the South County Regional Center, 800 West Branch Street, Arroyo Grande, California 93420, at 9:00 a.m. on Saturday, January 16, 2010, and all adjournments thereof.

It is expected that this Proxy Statement and accompanying Notice and form of proxy will be mailed to shareholders on or about December 16, 2009.

The matters to be considered and voted upon at the Meeting will include:

1. **Election of Directors**. Electing eighteen (18) persons to the Board of Directors to serve until the 2011 Annual Meeting or until their successors are elected and have qualified. The persons nominated by the Board to serve as Directors are:

Benedict, Louis	Hickman, Glenn
Brittain, Kurt	Hughes, Terris
Buchaklian, Harry	Nelson, Garry
Enns, Rodney	Nunlist, Ronald
Eudaly, Douglas	Pappi, Jr., George
Fischer, William	Pettibone, Jerald
Hardesty, Wayne	Plumley, Dwight
Harris, R. Elaine	Willems, Gary
Hearne, Dennis	Williams, Jack

2. **Selection of Auditor.** To vote upon a resolution of the Board of Directors of the Company to approve the selection of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation to serve as independent certified public accountant for the Company for fiscal year 2009 - 2010.

3. **Other Business**. To transact such other business as may properly come before the Meeting and any adjournments thereof.

REVOCABILITY OF PROXY

A Proxy for use at the Meeting is enclosed. Any shareholder who executes and delivers such Proxy has the right to revoke it, at any time before it is exercised, by filing with the Vice President - Secretary of the Company an instrument revoking it, or a duly executed Proxy bearing a later date. In addition, the powers of the proxy holders will be revoked if the person executing the Proxy is present at the Meeting and elects to vote in person. Subject to such revocation or suspension, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the proxy holders, in accordance with the instructions on the Proxy. **IF NO INSTRUCTION IS SPECIFIED WITH REGARD TO A MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF MANAGEMENT AND IN FAVOR OF SUCH MATTER.**

PERSONS MAKING THE SOLICITATION

This solicitation of Proxies is being made by the Board of Directors of the Company. The expense of preparing, assembling, printing and mailing this Proxy Statement and the material used in the solicitation of Proxies for the Meeting will be borne by the Company. It is contemplated that proxies will be solicited principally through the use of the mail, but officers, directors, and employees of the Company may solicit Proxies personally or by telephone, without receiving special compensation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There were issued and outstanding 1,790 shares of the Company's common stock on December 1, 2009, which has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Meeting (the "Record Date"). Each holder of the Company's common stock will be entitled to one vote, in person or by Proxy, for each share of common stock held of record on the books of the Company as of the Record Date, on any matter submitted to the vote of the shareholders, except in the election of Directors, where cumulative voting is permitted. See "Cumulative Voting" on page 3 hereof.

The presence in person or by Proxy of the holders of 33.33% (one-third) of the outstanding shares of stock entitled to vote at the Annual Meeting will constitute a quorum for the purpose of transacting business at the Meeting.

If the enclosed Proxy is completed in the appropriate spaces, signed, dated and returned, the Proxy will be voted as specified in the Proxy. If no specification is made as to any individual matter to be acted upon, on a signed, dated and returned Proxy, it will be voted at the discretion of the proxy holders and in accordance with the recommendations of management. As to any matters properly brought before the shareholders at the Meeting which are not specifically described on the proxy, all duly signed, dated and returned proxies will be voted in accordance with the recommendations of management in such matters.

ELECTION OF DIRECTORS OF COMPANY (Proposal 1)

The Bylaws of the Company provide that the number of directors shall be eighteen (18) until changed by an amendment to the Articles of Incorporation or by the Bylaws duly adopted by the Company's shareholders. Pursuant to Section 3.2.3 of the Bylaws, in order to be elected as a Director of the Company, an individual must own at least one share of the Common Stock of the Company. At the Annual Meeting, eighteen (18) directors (the entire Board of Directors) are to be elected to serve until the next Annual Meeting of the Shareholders or until their successors are elected and qualified.

A shareholder may withhold authority for the proxy holders to vote for any one or more of the nominees identified below by so indicating on the enclosed Proxy in the manner instructed on the proxy. Unless authority to vote for the nominees is so withheld, the proxy holders will vote the proxies received by them for the election of the nominees identified below as directors of the Company. Proxy holders do not have an obligation to vote for nominees not identified on the preprinted card (that is, write-in candidates). Should any shareholder attempt to "write in" a vote for a nominee not identified on the preprinted card (and described in these proxy materials), the proxy holders will not vote the shares represented by that proxy for any such write-in candidate, but will instead vote the shares for any and all other validly indicated candidates. If any of the nominees should be unable or decline to serve, which is not now anticipated, the proxy holders shall have discretionary authority to vote for a substitute who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all of the proxies received by them in such a manner, in accordance with cumulative voting, as will assure the election of as many of the nominees identified below as possible. In such event, the specific nominees to be voted for will be determined by the proxy holders, in their sole discretion.

None of the directors or executive officers of the Company were selected pursuant to any arrangement or understanding between themselves and any other individual (other than arrangements or understandings with directors or officers acting solely in their capacities as such). There is no familial relationship among any of the directors, executive officers of the Company, or the nominees for such offices, and except as noted below, none serves as directors of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940.

VOTING RIGHTS -- CUMULATIVE VOTING

All voting rights are vested in the holders of the common stock of the Company, each share being entitled to one vote, except with respect to the election of directors, as to which cumulative voting applies as described below.

California law provides that a shareholder of a California corporation, or his/her proxy, may cumulate votes in the election of Directors. That is, each shareholder may cast that number of votes equal to the number of shares owned by him/her, multiplied by the number of Directors to be elected, and he/she may cumulate such votes for a single candidate or distribute such votes among as many candidates as he/she deems appropriate.

Certain affirmative steps must be taken by the shareholders of the Company in order to be entitled to vote their shares cumulatively in the election of Directors. At the shareholders' meeting at which Directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholder's shares) unless the candidates' names have been placed in nomination prior to the commencement of the voting and at least one shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of Directors to be elected, shall be elected.

It is intended that shares represented by proxies in the accompanying form will be voted for the election of persons nominated by management. Although the Board of Directors does not know whether there will be any nominations for directors other than those nominated by management, as set forth below, if any such nomination is made, or if votes are cast for any candidates other than those nominated by the Board of Directors, the persons authorized to vote shares represented by executed proxies in the enclosed form (if authority to vote for the election of Directors or for any particular nominee is not withheld) will have full discretion and authority to vote cumulatively and allocate votes among any or all of the nominees of the Board of Directors in such order and in such numbers as they may determine in their sole discretion, provided all the above-listed requirements are met.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth as to each current Director (each of whom has been nominated for reelection as a Director of the Company at the upcoming Meeting) and as to each new nominee for office, such person's age, such person's principal occupations during the past five years, the period during which such person has served as a Director of the Company, and other pertinent information. Pursuant to California law and the Bylaws of the Company, Directors shall be elected at each Annual Meeting of the shareholders and hold office until the next Annual Meeting. All of the nominees, except as designated, were elected as Directors of the Company at the 2009 Annual Meeting of the Company's Shareholders. The following table also sets forth such information as to the executive officers of the Company (each of whom also currently serves as a Director) and other key employees. Each of the executive officers of the Company is appointed by and serves at the pleasure of the Board.

LOUIS BENEDICT, Director Age 82

Louis Benedict served in the U. S. Navy from 1944 to 1946, and again during the Korean War, from 1952 to 1953. He attended the University of Southern California, majoring in electrical engineering, and following that earned a B. S. degree in electrical engineering at the University of Colorado. Mr. Benedict was employed from 1957 to 1962 as a project engineering manager with Lockheed Missiles and Space, from 1962 to 1964 as a vice president with William A. Revelle Corporation, and from 1964 to 1966 as an engineering section manager with Lockheed Missiles and Space. From 1966 to 1975, he was employed as the director of subcontract administration with Litton Industries, from 1975 to 1994 as vice president of contract administration for Datametrics Corporation, and from 1994 until his retirement in 1998 as a consultant in the field of U. S. defense contracts administration. Mr. Benedict has served on the Board of Directors since November 2002.

KURT BRITTAIN, Director and Vice President - Secretary Age 79

After his Marine Corps service, Mr. Brittain was employed for more than thirty-three years by Orange County, California, prior to his retirement in 1986. His background includes public works, flood control and manager of the county's harbors, beaches and parks system. He was in charge of three harbors, seven beaches and more than twenty-six parks, three of which were camping parks. He has completed extension courses in business administration, management, recreation and real estate. Mr. Brittain has been a member of the Board from March 1990 to July 1999 and from January 2002 to present, serving one year as Vice President - Administration and five years as Executive Vice President. He is currently serving an eighth year as Vice President - Secretary.

HARRY BUCHAKLIAN, Director Age 77

Harry Buchaklian has a B.A. degree from C.S.U.F. in industrial arts, and a secondary level teaching credential in laboratory electronics and small engine repair. His career included employment as an assistant manager with Western Auto Stores, electronics instructor at Fresno Technical College and technical supervisor for Sears Roebuck. He retired from Sears Roebuck in 1994. He has been a member of the Board from March 1981 to January 1992 and from September 1995 to present, serving one year as Executive Vice President, and as a chairman of the Policy and Audit Committees. Mr. Buchaklian is currently chairman of the Environmental, Health and Safety Advisory Committee.

RODNEY ENNS, Director Age 56

Rodney Enns has a B. S. in computer engineering from California State University, Fresno, and a secondary math teaching credential from the state of California. He was president, owned and operated, Ennsbrook Ent., an incorporated poultry enterprise, from 1975 to 1995. Mr. Enns then worked as an electrical engineer at Voltage Multiplers, Inc., and was promoted to senior engineer before leaving in August 2005. He is currently teaching high school mathematics at Mission Oak High School in Tulare, California. He has been a member of the Board of Directors since November 2007.

DOUGLAS EUDALY, Director Age 78

Douglas Eudaly has an associate of arts degree from Fresno City College in elementary education, and a bachelor's degree in elementary education from Fresno State College. He has done doctoral studies at Nova University in Ft. Lauderdale, Florida, and received a Ph.D. from Clayton Theological Institute in Clayton, California. He holds life teaching credentials for elementary and junior high schools, and administrative credentials for preschool through adult school. In 1991 Dr. Eudaly retired from the Fresno Unified School District with thirty-one years of service credit--the last five years as program director for the Disability Awareness Program. He was president of the Fresno Teachers' Association in 1970 - 1971, as well as chairman of the district's negotiating council and served one term as chief negotiator. He served three years as president of the board of directors for Friendship Center for the Blind, and as chairman of several advisory committees for food banks and other nonprofit organizations. He served more than three years as the deacon chairman at the Evangelical Free Church of Fresno. Dr. Eudaly has served on the Board since January 2002.

WILLIAM FISCHER, Director Age 76

William (Bill) Fischer and his spouse Joy reside in Simi Valley. He served four years in the U. S. Air Force during the Korean War. He is a graduate of California State University, Northridge, with a B. S. degree in accounting. He worked in the aerospace, entertainment and public utility industries until 1969 when he was hired by Getty Oil Company's corporate office as an accounting supervisor. Texaco, Inc. acquired Getty Oil in 1985, and he was promoted to Manager of Benefits Plan's Accounting. Mr. Fischer was responsible for the Savings/Thrift, 401(k), and ESOP Plans administration until 1989 when he elected early retirement. He was a financial consultant to various companies until 2006. Mr. Fischer also was active in residential real estate from 1989 to 1997, and currently has an active real estate broker's license. He is a member of the Veterans of Foreign Wars, Elks, Moose, and Knights of Columbus organizations. He looks forward to contributing his financial background to the Board. Mr. Fischer has been on the Board since January 2002.

WAYNE HARDESTY, Director Age 75

Wayne Hardesty graduated from Arizona State University in 1955. He was commissioned an Ensign from the Naval Office Candidate School in Newport, Rhode Island in 1956, and was immediately assigned to the Navy Area Audit Office in Los Angeles for duty at U.S.C. and General Dynamics-Pomona. He entered civil service in 1959, and remained with the Audit Office until 1973, at which time he became a price analyst for the U. S. Air Force at Norton Air Force Base working on the Minuteman Project. Mr. Hardesty received his MBA from Southern Illinois University in 1980. He retired from civil service in 1988 and became self-employed, primarily in tax preparation for both individual and business returns. He became a licensed Enrolled Agent in 1989 and currently operates Hardesty Financial Services in Ontario, California. Mr. Hardesty has been a member of the Board since September 2008.

R. ELAINE HARRIS, Director Age 71

R. Elaine Harris retired in 1990 from Pacific Telephone with thirty-one year's service, starting in the business office, then advancing to facility administrator the last ten years of that time. She was active with the Jaycettes Club and has worked on several political campaigns. She is now enjoying retirement and feels very blessed serving on the Board since January 2000. She is looking forward to continuing serving the shareholders.

DENNIS HEARNE, Director Age 71

Dennis Hearne holds an A.A. degree in business administration from Hartnell Junior College. He served two years in the Navy. Prior to retirement, he was employed in a family agriculture business, L. A. Hearne Company, located in the Salinas Valley for thirty-seven years, and presently serves as the company's chairman of the board. Mr. Hearne has also served on the board of directors of the California Feed and Grain Association in Sacramento and the California Crop Improvement Association in Davis. He is a member of Knights of Columbus, serving as treasurer and financial secretary for fifteen years. Mr. Hearne is a volunteer fireman with thirty-five years service in King City, and is the fire department's treasurer. He has been a member of the Board of Directors since September 2006.

GLENN HICKMAN, Director and Executive Vice President Age 76

Glenn Hickman has a B.A. in business and a secondary teaching credential from Fresno State University. His occupation prior to retirement in 1995 was as a financial analyst and office supervisor for Cal Resources, a subsidiary of Shell Oil Company. Mr. Hickman has been a member of the Board since July 1999 and is currently serving an eighth year as Executive Vice President.

TERRIS HUGHES, Director Age 60

Terris (Terry) Hughes holds an A.A. degree from Bakersfield Junior College in police science. He was employed by Cal Resources LLC for twenty-three years, from 1973 to 1997, holding the position of senior training technician for the last ten years of that time. He is currently employed as an internal consultant for Aera Energy LLC, an oil industry company formed in 1997 between the Shell Oil and Mobil Oil Corporations. His duties are to serve as a behavior base safety advisor and provide safety training to Aera Energy LLC employees. Mr. Hughes has been a member of the Board since January 1996 and served one year as Vice President - Policy.

GARRY NELSON, Director Age 59

Garry Nelson is the President and General Manager of Vintage Nurseries, which specializes in grapevines and pomegranates. A graduate of Cal Poly San Luis Obispo, Mr. Nelson has been involved in agriculture for more than thirty-six years. Prior to his employment at Vintage Nurseries, he was vice president and chief operating officer for Belridge Farms for many years. Mr. Nelson has served on the Shafter City Council for the past seventeen years, serving as mayor for six of those years, and was recently reelected for a fifth four-year term. He has also served on the board of Bakersfield Memorial Hospital Foundation and on numerous agricultural industry boards. Mr. Nelson has served on the Board since November 2008.

RONALD NUNLIST, Director and Vice President - Operations Age 71

Ronald Nunlist was employed in the oil business for many years. From 1995 to 1997, he was employed as an operations foreman by Cal Resources LLC, an oil industry company owned by Shell Oil Corporation. From 1997 until his retirement in 1999, Mr. Nunlist was employed as a logistics specialist by Aera Energy LLC, an oil industry company formed between the Shell Oil and Mobil Oil Corporations. Mr. Nunlist presently serves as a planning commissioner for the City of Shafter, California. He has been a member of the Board since January 1986, serving five years as President, and is currently serving an eighth year as Vice President - Operations.

GEORGE PAPPI, JR., Director Age 47

Mr. Pappi's current occupation is as a fire claims representative for State Farm Insurance. Other positions held during his twenty years of employment with State Farm Insurance include office manager, property and bodily injury adjustor, fire and casualty (with extensive construction background), risk management and commercial insurance. He graduated from Cal Poly Pomona with a B.S. in management and human resources. He resides in La Verne, California, and is actively involved in local community and church activities and the United Way organization. Mr. Pappi has been a member of the Board of Directors since January 2004.

JERALD PETTIBONE, Director and President Age 83

Jerry Pettibone sold and retired from his company, Pettibone Signs, in Santa Cruz in 1988. He started the company which operated statewide in 1960. Active in trade associations, he served on the board of directors of the National Electric Sign Association, and on the board of directors of the World Sign Association, serving as national president in 1985 and 1986. He served on the board of directors of the California Electric Sign Association for twenty-two years and was elected a director emeritus. He has been a member of the Board since January 1993, including three years as Chief Financial Officer, and is currently serving a thirteenth year as President.

DWIGHT PLUMLEY, Nominee Age 56

Dwight Plumley attended College of the Sequoias studying electronic engineering and construction real estate. In 1973, he started in the produce equipment industry working for Packers Manufacturing Inc. as a service and installation supervisor. In 1979, he became employed by Pennwalt Corporation, an international equipment producer, as a project manager and supervisor. Mr. Plumley purchased Packers Manufacturing Inc. in 1987, and, as President, produces fruit and vegetable packing and processing systems, from small to multimillion dollar projects, nationwide and internationally. He has also served on the board of directors for Yosemite Bible Camp, a 60-acre facility for up to 350 campers and staff from 1994 to 2006, and served as church Deacon from 1984 to 2004. Mr. Plumley is a new nominee and does not currently serve on the Board of Directors.

GARY WILLEMS, Director Age 55

Gary Willems holds a B.A. degree in music education and a California life teaching credential from Fresno Pacific University. Since July 1, 2007, Mr. Willems has been employed as the Visual and Performing Arts Coordinator at Kings Canyon Unified School District. Prior to that, he was a Band Director for thirty years in the Dinuba/Reedley area, and was also Head Marching Band Director of the Reedley High School Band from 1985 to 2007. He is an active member of the California Band Directors' Association and is the past president of Fresno and Madera counties' Music Educators' Association. Mr. Willems has served on the Board of Directors since January 2001.

JACK WILLIAMS, Director, Chief Financial Officer and Vice President - Finance Age 59

Mr. Williams graduated from San Diego State University in 1974 with a B.S. in accounting. Following that, he has been employed in the field of accounting in a variety of industries, including agriculture, construction, heavy equipment sales, and manufacturing. He was employed as a financial analyst by Texaco Oil Corporation in the Bakersfield area from 1997 until 1999, and as Chief Financial Officer for Goodwill Industries of South-Central California from March 2000 to November 2004. Mr. Williams was an interim-controller for Diversified Utilities Services, a position he held from April 2005 to December 2005. He established his own C.P.A. practice in 1983, which he continues to own and operate. Mr. Williams has been a member of the Board since January 1995, and is currently serving a thirteenth year as Chief Financial Officer and Vice President - Finance.

The Board of Directors has no reason to believe that any of the nominees listed above will not be available to serve. However, if any nominee should become unable or unwilling to serve, the shares represented by proxies given to management pursuant hereto will be voted as management may recommend.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and Chief Executive Officer/General Manager Age 56

Jay Jamison has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In March 2007, the Board changed his title to Chief Executive Officer/General Manager. He has a B. S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is a member of the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999, served as Chair until February 2009. At the National Association of RV Parks and Campground's Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, a position he held until he termed out December 2005. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and served as Board Chairman from June 2006 until July 2008; he still remains on the Board. In February 2006, Mr. Jamison was elected to serve as a commissioner on the California Travel and Tourism Commission, which markets California to potential domestic and international visitors, a position he still holds.

THE COMPANY'S DIRECTOR NOMINATIONS PROCESS

Nominating Committee: The Company has a standing Nominating Committee whose task it is to actively seek out and consider potential candidates for office on the Board of Directors. The Nominating Committee does not have a formal charter, but operates under the direction and authority of the Board as a whole, pursuant to Committee Procedures adopted by the Board.

Director Nominations: The Nominating Committee will consider as a candidate any existing director of the Company who has indicated to the Nominating Committee that he or she is willing to stand for reelection, as well as any other interested shareholder who provides the required information and displays the qualifications and skills to effectively represent the best interests of all shareholders within the specified time requirements. Under no circumstances will the Nominating Committee evaluate any nominee pursuant to a process substantially different than that used for the other nominees for the same election or appointment of directors. Shareholder recommendations are treated identically with all other candidate recommendations.

The Nominating Committee solicits director candidates by word-of-mouth and through the Corporate Newsletter. The candidates are interviewed by two or more members of the Nominating Committee, who then compile a list from which future candidates may be chosen for board member nominees. In addition, the Nominating Committee reviews the attendance and contributions of the present seated board members. After completing this evaluation, a list of eighteen potential nominees is selected and presented to the full board for approval and placed on the proxy card for the annual election.

Independence of Nominating Committee: Of the four directors serving on the Nominating Committee during 2009, Douglas Eudaly, R. Elaine Harris, and Dennis Hearne and William Fischer, all are deemed "independent" directors, pursuant to standards of independence promulgated by the NASD [NASD Rule 4200(a)(15)].

Nominees Proposed by Committee: The Nominating Committee recommended for nomination each of the candidates described above. Each of those nominees were prior directors standing for reelection, except for Dwight Plumley, who was nominated by the Nominating Committee and approved for inclusion on the recommended slate of director nominees at the Board of Directors' meeting held November 14, 2009.

COMMITTEES OF THE BOARD OF DIRECTORS

The only standing committees of the Company during 2009 were the Nominating Committee, Audit Committee, Personnel and Compensation Committee, Finance Committee, Operations Committee, Environmental, Health and Safety Advisory Committee, 401(k) Oversight Committee, and the Executive Committee.

The Nominating Committee, which considers the qualifications and the composition of the Board of Directors of the Company, was elected at a meeting of the Board of Directors held January 17, 2009, and consisted of the following members: William Fischer, Chairperson, Douglas Eudaly, R. Elaine Harris, and Dennis Hearne. Pursuant to the policies and procedures adopted by the Board of Directors, the Nominating Committee considers nominees recommended by shareholders. The Nominating Committee met six times during 2009 and submitted its recommendations for nominations at the upcoming Annual Meeting.

Individuals wishing to be considered as nominees for membership on the Board of Directors for fiscal year 2011, or wishing to nominate an individual for membership on the Board, are requested to notify the committee in writing, delivered to the principal office of the Company. The Nominating Committee will deliver, or will cause to be delivered to a potential nominee, material for use by the potential nominee in submitting specific data, including personal history and professional skills. The resume, a questionnaire, and a statement by or on behalf of a potential nominee should be submitted on or before September 1, 2010, in order to be considered by the Committee.

The Audit Committee of the Board of Directors consisted of Glenn Hickman, Chairman, Harry Buchaklian, Rodney Enns, William Fischer and Wayne Hardesty. The functions of the Audit Committee include coordinating with the Company's independent accountants in the preparation of annual financial reports and audits; reviewing actions to be taken to comply with the auditor's recommendations to management; and performing random reviews of selected accounting procedures of the Company. The Audit Committee met five times during 2009.

Independence of Audit Committee: Of the five directors serving on the Audit Committee during 2009, listed above, all except Glenn Hickman, the Chairman, are deemed "independent" directors, pursuant to standards of independence promulgated by the NASD [NASD Rule 4200(a)(15)]. Mr. Hickman is not deemed independent, by reason of his uncompensated service as an executive officer of the Company.

The Personnel and Compensation Committee consists of Jerald Pettibone, Chair, Kurt Brittain, Terris Hughes, Ronald Nunlist, and Jack Williams. The functions of the Personnel and Compensation Committee include negotiating an employment contract with the Chief Executive Officer/General Manager, review of his goals and objectives, setting compensation for major staff, and reviewing the employee benefit program. The Committee met four times during 2009.

The Finance Committee consisted of Jack Williams, Chairman, Douglas Eudaly, Norman Gould, Dennis Hearne, and Gary Willems. The functions of the Finance Committee include reviewing the Company's financial statements, drafting a three-year forecast of finances, drafting a one-year budget, prioritizing capital expenditures, monitoring the completion of capitalized projects, recommending changes in rate schedules, and submitting an annual report to the shareholders of the financial condition of the Corporation. The Finance Committee met five times during 2009.

The Operations Committee consists of Ronald Nunlist, Chairman, Louis Benedict, R. Elaine Harris, Terris Hughes, Garry Nelson and George Pappi, Jr. The functions of the Operations Committee include reviewing and recommending changes in the Shareholders' Information Manual and Calendar, reviewing and recommending changes in the Resort's occupancy rules and regulations, updating and recommending changes in the employee handbook, and implementing Board policy and procedures. The Operations Committee met five times during 2009.

The Environmental, Health and Safety Advisory Committee consisted of Harry Buchaklian, Chairman, Rodney Enns, and Wayne Hardesty. The functions of the Environmental, Health and Safety Advisory Committee include performing environmental-related duties, safety reviews, and giving recommendations to the President and Chief Executive Officer/General Manager on matters relative to environmental and safety concerns. The Environmental, Health and Safety Advisory Committee met five times during 2009.

The 401(k) Oversight Committee consisted of Jerald Pettibone, Chairman, Kurt Brittain, William Fischer, Glenn Hickman, Ronald Nunlist, Gary Willems, and Jack Williams. The functions of the 401(k) Oversight Committee include monitoring the plan and its investment options along with the performance of the plan manager. The 401(k) Oversight Committee met once during 2009.

The Executive Committee consists of Jerald Pettibone, Chairman, Glenn Hickman, Kurt Brittain, Ronald Nunlist, and Jack Williams. The functions of the Executive Committee include reviewing the monthly business with the Chief Executive Officer/General Manager, as well as the current financial statement. The Executive Committee met seven times during 2009.

The full Board of Directors met six times during 2009. One director, R. Elaine Harris, attended fewer than 75% of the total number of meetings of the Board and of the committees of which she is a member.

Although Board members are not required to attend the Annual Meeting of Shareholders as a matter of policy, directors regularly attend the Annual Meeting unless personal circumstances do not so permit. With the exception of Mr. Hughes, all incumbent directors attended last year's Annual Meeting of Shareholders.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filings under the Securities Act of 1933 or the Securities Act of 1934, except to the extent we specifically incorporate this Report by reference.

The Audit Committee reports to the Board of Directors and is responsible for overseeing and monitoring financial accounting and reporting, the system of internal controls established by management and the audit process of Pismo Coast Village.

The Audit Committee Charter adopted by the Board sets out responsibilities, authority and specific duties of the Audit Committee. A copy of the Audit Committee Charter is attached to this Proxy Statement as Appendix A.

The Audit Committee has reviewed and discussed the audited financial statements with management.

The Audit Committee has discussed with representatives of independent auditor, Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation, matters required by SAS 61 regulations.

The Audit Committee has received the written disclosures and the letter from the independent accountants, Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation, required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants the independent accountant's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report.

The Audit Committee members were Harry Buchaklian, Rodney Enns, William Fischer, Wayne Hardesty and Glenn Hickman, Chairman.

COMMON STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning the ownership of the Company's Common Stock as of December 1, 2009 by each director and by all directors and executive officers as a group.

BOARD MEMBER	ADDRESS	NUMBER OF SHARES	PERCENT OF CLASS
Louis Benedict	20955 De Mina Street Woodland Hills CA 91364	1 Share	0.056%

BOARD MEMBER	ADDRESS	NUMBER OF SHARES	PERCENT OF CLASS
Kurt Brittain	12105 Center Avenue San Martin CA 95046	1 Share	0.056%
Harry Buchaklian	1361 East Ticonderoga Drive Fresno CA 93720	1 Share	0.056%
Rodney Enns	2577 Sandell Avenue Kingsburg CA 93631	1 Share	0.056%
Douglas Eudaly	3918 North Carruth Avenue Fresno CA 93705	6 Shares	0.333%
William Fischer	1947 Sienna Lane Simi Valley CA 93065	1 Share	0.056%
Wayne Hardesty	8651 Foothill Boulevard #110 Rancho Cucamonga Ca 91730	1 Share	0.056%
R. Elaine Harris	3418 El Potrero Lane Bakersfield CA 93304	2 Shares	0.111%
Dennis Hearne	45075 Merritt Street King City CA 93930	2 Shares	0.111%
Glenn Hickman	3584 West Wathen Avenue Fresno CA 93711	1 Share	0.056%
Terris Hughes	2426 Sunset Street Wasco CA 93280	1 Share	0.056%
Garry Nelson	727 Acacia Street Shafter CA 93263	1 Share	0.056%
Ronald Nunlist	1105 Minter Avenue Shafter CA 93263	4 Shares	0.222%
George Pappi, Jr.	5728 Via De Mansion La Verne CA 91750	1 Share	0.056%
Jerald Pettibone	4179 Court Drive Santa Cruz CA 95062	3 Shares	0.166%
Dwight Plumley	30467 Road 158 Visalia CA 93292	3 Shares	0.166%
Gary Willems	1103 East Egret Point Clovis CA 93619	2 Shares	0.111%
Jack Williams	7801 Revelstoke Way Bakersfield CA 93309	1 Share	0.056%
All Officers and Directors as a Group		33 Shares	1.833%

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding compensation awarded, paid to, or earned by the chief executive officer of Pismo Coast Village, Inc. for the three years ended September 30, 2007, 2008 and 2009. No other person who is currently an executive officer or employee of Pismo Coast Village, Inc. earned salary and bonus compensation exceeding $100,000 during any of those years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary $	Bonus $	Stock Award $	Option Awards $	Non-Equity Incentive Plan Compensation $	Non-Qualified Deferred Plan Compensation $	All Other Compensation $	Total $
Jay N. Jamison CEO/General Manager & Assistant Corporate Secretary	2009	$126,672	$30,800	$ -	$ -	$ -	$ -	$6,065	$163,537
	2008	$121,800	$24,975	$ -	$ -	$ -	$ -	$5,871	$152,646
	2007	$116,000	$25,600	$ -	$ -	$ -	$ -	$5,791	$147,391

COMPENSATION DISCUSSION AND ANALYSIS
The following Compensation Discussion and Analysis describes the material elements of compensation for the executive officer identified in the Summary Compensation Table contained above.

As more fully described below, the Personnel and Compensation Committee, made up of members of the Board of Directors, reviews the total direct compensation programs for the CEO.

Notably the salary and other benefits payable to the named executive officer are set forth in an employment agreement which is discussed below.

The CEO reviews the base salary, annual bonus and long-term compensation levels for other employees of the Company. The Personnel and Compensation Committee reviews and approves the compensation received by the CEO's direct reports. The entire Board of Directors remains responsible for significant changes to or adoption of new employee benefit plans.

a. CASH COMPENSATION PAYABLE TO OUR NAMED EXECUTIVE OFFICER
The named executive officer receives a base salary payable in accordance with the company's normal payroll practices and pursuant to a contract between this officer and Pismo Coast Village, Inc. (which contract is described in more detail below). Based on knowledge of the industry and Pismo Coast Village, Inc. performance (including its earnings and stock price performance, and successful resort operations), the Board believes that the CEO's base salary is less than those that are received by comparable officers with comparable responsibilities in similar companies.

In the future, when reconsidering salaries for executives, the Board will do so by evaluating their responsibilities, experience and the competitive marketplace. More specifically, the Board expects to consider the following factors in determining the executive officers' base salaries:

* The executive's leadership and operational performance and potential to enhance long-term value to the Company's shareholders;

* Performance compared to the financial, operational and strategic goals established for the Company;

* The nature, scope and level of the executive's responsibilities;

* Competitive market compensation paid by other companies for similar positions, experience and performance levels; and

* The executive's current salary, the appropriate balance between incentives for long-term and short-term performance.

b. STOCK OPTION PLAN BENEFITS
Not applicable.

c. ELEMENTS OF "ALL OTHER COMPENSATION"
The amounts reflected in the column labeled "other compensation" in the above Summary Compensation Table consist of compensation paid to the named executive officer from benefits received from our 401(k) plan.

The Company provides a 401(k) Safe Harbor Plan which was adopted effective October 1, 2005. All employees are eligible to participate in this Plan after one year of employment and work at least 1,000 hours per year and attained age 21. Employees are fully vested when their participation begins. The Company matches employee contributions up to 4% of compensation.

d. EMPLOYMENT AGREEMENT WITH OUR NAMED EXECUTIVE OFFICER
The Company has entered into an employment agreement with the named executive officer. The material terms of this agreement is summarized as follows:

Mr. Jamison is the Chief Executive Officer/General Manager, Assistant Corporate Secretary. On October 1, 2008, the Company entered into an employment contract with Mr. Jamison. The Board of Directors extended this contract through September 30, 2013 and provided Mr. Jamison with a salary increase effective October 1, 2008. This currently provides for a salary of $132,672, plus health insurance, cost reimbursement, and certain other benefits.

Pismo Coast Village may also terminate the contract for cause, upon Mr. Jamison's death or disability, or without cause. If Pismo Coast Village terminates the contract for cause, it only must compensate Mr. Jamison through the date of termination. If Pismo Coast Village terminates the contract without cause, Pismo Coast Village must pay Mr. Jamison nine month's salary.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS GRANTED DURING THE LAST FISCAL YEAR
Not applicable.

LONG TERM INCENTIVE PLANS
Except as described in our 401(k) plan, the Company did not have a long-term incentive plan during the fiscal years ended September 30, 2009 or 2008.

REPORT ON RE-PRICING OF OPTIONS/SARS
Not applicable.

COMPENSATION OF DIRECTORS
During fiscal year 2009, none of the Company's directors received cash remuneration for their service. However, the directors are entitled to reimbursement for out-of-pocket costs and expenses incurred on behalf of the Company, and mileage reimbursement for travel to and from meetings upon request. Since this reimbursement is on a fully accountable basis, there is no portion treated as compensation. In addition, they are entitled to use of the Resort for attending meetings and are provided with food and refreshments in connection with Board Meetings. The aggregate value of the foregoing during the fiscal year ended September 30, 2009, was estimated at $27,665.

OPTIONS, WARRANTS OR RIGHTS
The Company has no outstanding options, warrants or rights to purchase any of its securities.

INDEBTEDNESS OF MANAGEMENT
No member of management was indebted to the Company during it's last fiscal year.

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS (Proposal 2)

The firm of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy ("Brown Armstrong") Corporation served as independent certified public accountants for the Company for its fiscal year ended September 30, 2009, and this firm has been selected to serve as the Company's accountants for fiscal year 2010.

Audit services performed by Brown Armstrong for the year ended September 30, 2009, consisted of examination of the financial statements of the Company, certain services related to filings with the Securities and Exchange Commission, and consultation on matters related to accounting and financial reporting. All such services were approved by the Board of Directors, which has determined the firm of Brown Armstrong to be fully independent of the operations of the Company.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table discloses the fees that the Company was billed for professional services rendered by its independent public accounting firm, Brown Armstrong Paulden, McCown, Starbuck, Thornburgh, & Keeter Accountancy Corporation (Brown Armstrong), in each of the last two fiscal years.

	Years Ended September 30,	
	2009	2008
Audit fees (1)	$48,090	$42,057
Audit-related fees (2)	–	–
Tax fees (3)	–	–
All other fees (4)	4,260	700
Total	$52,350	$42,757

(1) Reflects fees billed for the audit of the Company's consolidated financial statements included in its Form 10-K and review of its quarterly reports on Form 10-Q.

(2) Reflects fees, if any, for consulting services related to financial accounting and reporting matters.

(3) Reflects fees billed for tax compliance, tax advice and preparation of the Company's federal tax return.

(4) Reflects fees, if any for other products or professional services not related to the audit of the Company's consolidated financial statements and review of its quarterly reports, or for tax services.

(5) AUDIT COMMITTEE'S PREAPPROVAL POLICIES AND PROCEDURES
For the fiscal years ending September 30, 2009 and September 30, 2008, all audit related services, tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Brown Armstrong were compatible with the maintenance of that firm's independence in the conduct of its auditing function.

(6) No effort expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year was attributed to work performed by persons other than the accountant's full-time, permanent employees.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Company Board of Directors recommends that the shareholders approve the selection of Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter Accountancy Corporation to serve as certified independent public accountants for the Company for fiscal year 2009 - 2010. The affirmative vote of a majority of shares voted will be required to approve this action.

SHAREHOLDER COMMUNICATIONS

Shareholders desiring to send communications to the Board of Directors on any matter of concern may submit correspondence addressed to: Board of Directors, Pismo Coast Village, 165 South Dolliver Street, Pismo Beach CA 93449, c/o Mr. Jay Jamison, Chief Executive Officer/General Manager.

SHAREHOLDER PROPOSALS

The deadline for shareholders to submit proposals to be considered for inclusion in the Proxy Statement for the Company at the Company's 2011 Annual Shareholders' Meeting is August 3, 2010. Shareholder proposals submitted other than in accordance with the foregoing will not be considered timely presented for consideration at the annual meeting if notice thereof is given after October 1, 2010.

LEGAL PROCEEDINGS

No pending legal proceedings against the Company other than routine litigation incidental to business.

OTHER BUSINESS

Management does not know of any matters to be presented at the Meeting, other than those set forth above. However, if other matters come before the Meeting, it is the intention of the persons named in the accompanying Proxy to vote the Proxy in accordance with the recommendations of Management on such matters, and discretionary authority to do so is included in the Proxy.

NOTICE OF AVAILABILITY OF MATERIAL

THE COMPANY WILL PROVIDE WITHOUT CHARGE TO THE SHAREHOLDERS OF RECORD ON DECEMBER 1, 2009, THE RECORD DATE FOR ELIGIBILITY TO VOTE AT THE ANNUAL MEETING, A COPY OF THE COMPANY'S FORM 10-K REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009, WHICH HAS BEEN FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934. THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS IS BEING DELIVERED TO SHAREHOLDERS HEREWITH.

All written requests for the Company's Form 10-K report should be addressed to:

Mr. Jay Jamison, Chief Executive Officer/General Manager
Pismo Coast Village, Inc.
165 South Dolliver Street
Pismo Beach, California 93449

PLEASE RETURN YOUR PROXIES

SHAREHOLDERS ARE REQUESTED TO VOTE, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. A RETURN, SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. YOU MAY, WITHOUT AFFECTING ANY VOTE PREVIOUSLY TAKEN, REVOKE YOUR PROXY BY A LATER PROXY FILED WITH THE VICE PRESIDENT - SECRETARY OF THE COMPANY OR BY FILING WRITTEN NOTICE OF REVOCATION WITH THE VICE PRESIDENT - SECRETARY OF THE COMPANY. ATTENDANCE AT THE MEETING WILL NOT IN AND OF ITSELF REVOKE A PROXY. IF YOU ATTEND THE MEETING, YOU MAY REVOKE THE PROXY BY ADVISING THE INSPECTOR OF ELECTIONS THAT YOU ELECT TO VOTE IN PERSON.

PISMO COAST VILLAGE, INC.

Date: December 16, 2009

Jerald Pettibone, President

APPENDIX A

Audit Committee Responsibilities

1. External Auditor
   a. Recommend auditing firm
   b. Recommend renewing or terminating existing firm
   c. Review compensation, terms of engagement and independence

2. Audits
   a. Review external audits and management's response
   b. Review internal audits

3. Financial Statements
   a. Review financial statements
   b. Review any disputes between auditor and management about preparation of financial statements
   c. Consider major changes or questions regarding appropriate auditing and accounting principles and practices to be followed when preparing the corporate financial statement
   d. Review procedures of the Corporation to prepare published financial statements and related management commentaries

4. Survey corporate assets

5. Other Duties
   a. Consult with external and internal auditors about the adequacy of financial controls to assure that the Corporation's publicly reported financial statements are presented fairly in conformity with generally accepted accounting principles
   b. Meet periodically with management to review the Corporation's financial risk exposure
   c. Report to the Board, findings as necessary
   d. Audit the internal procedures of maintaining the assets of the Corporation and their inventories
   e. Perform other duties as requested by the Board and/or President